SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

March 18, 2014

Karen Rossotto, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Realty Capital Income Funds Trust

Amended Registration Statement on Form N-1A
File Nos. 811-22785, 333-185734

Dear Ms. Rossotto:

On December 20, 2013, Realty Capital Income Funds Trust (the “Registrant”) filed its first post-effective amendment to the above referenced registration statement on Form N-1A. On February 5, 2014, you provided oral comments to me during a telephone call. On behalf of the Registrant, set forth below are those comments and the Registrant’s responses to the comments.

Prospectus — AR Capital Dividend & Value Fund (Class A and Class C)

Fund Summary

Comment 1: On page 1, footnote 3 to the fees and expenses table states: “The Expense Cap will remain in effect through at least ______, 201_, and may be terminated before that date only by the Trust’s Board of Trustees.” Please confirm to the Staff that the Expense Cap will remain in effect for at least one year from the date of the prospectus.

Response: The Registrant confirms to the Staff that the Expense Cap will remain in effect for at least one year from the date of the prospectus. The prospectus has been revised accordingly.

Karen Rossotto, Esq.

March 18, 2014

Comment 2: Please confirm to the Staff that the Expense Example on page 2 incorporates the Expense Cap into only the 1-Year number.

Response: The Registrant confirms to the Staff that the Expense Example on page 2 incorporates the Expense Cap into only the 1-Year number.

Comment 3: If the Fund will invest in other investment companies, and if the acquired fund fees and expenses paid by a Fund shareholder will exceed .01% of the value of the shareholder’s investment, please include a line item in the fees and expenses table on page 1 for acquired fund fees and expenses.

Response: A line item in the fees and expenses table on page 1 for acquired fund fees and expenses has not been included, as the Fund will not invest in other investment companies. In addition, “Investment in other Investment Companies Risk” has been removed as a principal risk of investing in the Fund.

Comment 4: Under “Principal Investment Strategies,” beginning on page 2, it is disclosed that the Fund invests in depositary receipts. Please explain that these are foreign securities. Also, if a significant amount of the depositary receipts in which the Fund invests are unsponsored, please disclose this.

Response: The Fund will not principally invest in depositary receipts. The referenced disclosure under “Principal Investment Strategies” has been removed. The section titled “Additional Investment Strategies” has been revised to include disclosure regarding the Fund’s potential investments in depositary receipts.

Comment 5: The “Principal Investment Strategies” section seems to be lacking a discussion about how the sub-adviser decides to buy and sell the securities in which the Fund invests. Please supplement the disclosure. (See also Comment 13).

Response: The disclosure under “Principal Investment Strategies” has been revised to include the disclosure found on page 6, as requested by Comment 13, regarding how the sub-adviser decides to buy and sell the securities in which the Fund invests.

Comment 6: Also under “Principal Investment Strategies,” please describe the Fund’s “value” investment strategy, as indicated by the Fund’s name.

Response: The disclosure under “Principal Investment Strategies” has been revised to describe the Fund’s “value” investment strategy.

Karen Rossotto, Esq.

March 18, 2014

Comment 7: Also under “Principal Investment Strategies,” please disclose the market capitalization of the equity securities in which the Fund invests.

Response: The disclosure under “Principal Investment Strategies” has been revised to disclose that the Fund will invest in issuers across all market capitalization segments.

Comment 8: Under “Principal Risks of Investing in the Fund,” beginning on page 3, please include disclosure regarding the general risks of investing in foreign companies and foreign securities.

Response: The requested revision has not been incorporated, as the Fund will not principally invest in either depositary receipts or other foreign securities. Disclosure regarding depositary receipts has been added to the “Additional Investment Strategies” section. The disclosure describes the general risks of investing in foreign companies and foreign securities.

Comment 9: On page 3, “Energy-related Securities Risk” is listed as a principal risk of investing in the Fund. The accompanying disclosure references risks associated with energy infrastructure; however, it does not specify how the risks associated with investments in energy infrastructure differ from the general risks associated with energy-related securities. Please disclose any risks specific to the energy infrastructure sector.

Response: The requested revision has not been incorporated, as the Fund will not principally invest in energy-related securities. Disclosure regarding energy-related securities has been added to the “Additional Investment Strategies” section. This disclosure describes certain risks specific to the energy infrastructure sector.

Comment 10: On page 4, “REIT Investment Risk” is listed as a principal risk of investing in the Fund; however, the disclosure does not include many of the investment risks associated with REITs (e.g., real estate risks). Please revise the disclosure appropriately to describe all material investment risks associated with REITs.

Response: The requested revision has not been incorporated, as the Fund will not principally invest in REITs. Disclosure regarding REITs has been added to the “Additional Investment Strategies” section. The Registrant believes this disclosure describes all material investment risks associated with REITs.

Karen Rossotto, Esq.

March 18, 2014

Comment 11: Also under “Principal Risks of Investing in the Fund,” please list as principal risks the risks of investing in MLPs and value stocks, and disclose the risks associated with each type of investment.

Response: The Fund will not principally invest in MLPs. The referenced MLP disclosure under “Principal Risks of Investing in the Fund” has been removed, and disclosure regarding MLPs has been added to the “Additional Investment Strategies” section. This disclosure describes the risks associated with investments in MLPs. “Value Stock Risk” has been added as a principal risk under “Principal Risks of Investing in the Fund,” and the accompanying disclosure describes the risks associated with investments in value stocks.

Comment 12: On page 4, under “Fund Performance,” please include the disclosure required by Item 4(b)(2)(i) of Form N-1A.

Response: The disclosure under “Fund Performance” has been revised to include the disclosure required by Item 4(b)(2)(i) of Form N-1A.

Principal Investment Strategies

Comment 13: On page 6, the second paragraph under “Principal Investment Strategies” includes disclosure regarding how the sub-adviser decides to buy and sell securities in which the Fund invests. Please incorporate disclosure of this nature into the section titled “Fund Summary—Principal Investment Strategies.” (See also Comment 5)

Response: The referenced disclosure has been incorporated into the section titled “Fund Summary—Principal Investment Strategies.”

Management

Comment 14: The first paragraph under “Management” on page 10 states: “A discussion regarding the basis for the Board of Trustee’s [sic] . . . approval of the advisory and sub-advisory agreements will be contained in the Fund’s first semi-annual report to shareholders, when available.” Please disclose the period covered by the first semi-annual report, if known.

Response: The requested disclosure has been incorporated under “Management.”

Comment 15: The section titled “Management—Investment Adviser” discloses information about National Fund Advisors, LLC (“NFA”), the Fund’s investment adviser. Pursuant to Item 10(a)(1) of Form N-1A, please supplement the disclosure to describe NFA’s experience as an investment adviser to other mutual funds.

Karen Rossotto, Esq.

March 18, 2014

Response: The disclosure under “Management—Investment Adviser” has been supplemented to include the requested information.

Appendix—Adviser’s Prior Performance

Comment 16: Page 24 includes information regarding the sub-adviser’s prior performance. Please confirm to the Staff that the performance information provided therein includes data from each of the sub-adviser’s accounts that is similar to the Fund.

Response: The Registrant confirms to the Staff that the information provided in the Appendix regarding the sub-adviser’s prior performance includes data from each of the sub-adviser’s accounts that is similar to the Fund.

Other Comments

Comment 17: Please confirm that the Fund’s prospectus for the Advisor Class shares will be revised in response to the comments above.

Response: The Fund’s prospectus for the Advisor Class shares has been revised to conform to the Registrant’s responses above.

Prospectus — AR Capital BDC Income Fund (Class A)

Fund Summary

Comment 18: On page 1, footnote 3 to the fees and expenses table states: “The Expense Cap will remain in effect through at least ______, 201_, and may be terminated before that date only by the Trust’s Board of Trustees.” Please confirm that the Expense Cap will remain in effect for at least one year from the date of the prospectus.

Response: The Registrant confirms to the Staff that the Expense Cap will remain in effect for at least one year from the date of the prospectus. The prospectus has been revised accordingly.

Comment 19: As the Fund will invest primarily in business development companies (“BDCs”), please include a line item in the fees and expenses table on page 1 for acquired fees and expenses.

Karen Rossotto, Esq.

March 18, 2014

Response: The fees and expenses table on page 1 has been revised to include a line item for acquired fees and expenses.

Comment 20: Under “Principal Investment Strategies,” beginning on page 2, please describe, in Plain English, what business development companies are, how they work, what types of companies they invest in, their use of leverage, and how their leverage limits under the Investment Company Act of 1940 are higher than other investment companies.

Response: The requested disclosure has been incorporated into the “Principal Investment Strategies” section.

Comment 21: Also under “Principal Investment Strategies,” please disclose the market capitalization of the companies in which the Fund invests.

Response: The Registrant respectfully declines to incorporate the requested disclosure into “Principal Investment Strategies.” The Fund will principally invest in BDCs and other closed-end investment funds, not operating companies typically characterized as large-, medium- or small-capitalization companies. “Medium- and Small-Capitalization Company Risk” under “Principal Investment Risks” has been revised to indicate that BDCs primarily invest in companies that may be considered medium- or small-capitalization companies.

Comment 22: The second full paragraph under “Principal Investment Strategies” states: “The Fund may invest up to 20% of its net assets in debt, including high yield bonds, of BDCs and other closed-end investment companies.” Whenever the prospectus refers to “high yield bonds” please insert a parenthetical reference to “junk bonds.”

Response: The requested change has been made to the “Principal Investment Strategies” section and each other section of the prospectus that refers to “high yield bonds.”

Comment 23: On page 3, under “Principal Risks of Investing in the Fund,” please explain what a “middle market” company is.

Response: “Principal Risks of Investing in the Fund” has been revised to explain that a “middle market” company is a company with annual revenues between $5 million and $1 billion.

Karen Rossotto, Esq.

March 18, 2014

Comment 24: On page 3, under “Principal Risks of Investing in the Fund,” there is a reference to magnifying returns in “Business Development Company Risk.” “Magnifying Returns” does not appear to be appropriate risk language. Should this really be a reference to losses?

Response: The disclosure under “Business Development Company Risk” in “Principal Risks of Investing in the Fund” has been revised to state that a BDC’s use of leverage magnifies the potential loss on the BDC’s underlying investments.

Comment 25: On page 3, under “Principal Risks of Investing in the Fund,” the prospectus lists “Business Development Company Risk” as a principal risk. This disclosure appears insufficient. Please add disclosure regarding: (1) how BDCs use leverage; (2) how BDCs charge higher fees than most other investment companies; (3) the uncertainty associated with the valuation of a BDC’s portfolio; (4) the risks associated with a BDC’s below investment grade investments; and (5) the extreme volatility of BDCs. In general, please add the type of risk disclosure that would appear in a BDC’s prospectus.

Response: The requested disclosure has been incorporated into “Business Development Company Risk” under “Principal Risks of Investing in the Fund.”

Comment 26: Will the Fund be buying securities of BDCs through initial public offerings? If so, please disclose the additional risks associated with these investments.

Response: The Fund will not buy securities of BDCs through initial public offerings.

Comment 27: To the “Principal Investment Strategies,” please add disclosure concerning medium and small capitalization companies.

Response: The Registrant respectfully declines to incorporate the requested disclosure into “Principal Investment Strategies.” The Fund will principally invest in BDCs and other closed-end investment funds, not operating companies typically characterized as large-, medium- or small-capitalization companies. “Medium- and Small-Capitalization Company Risk” under “Principal Investment Risks” has been revised to indicate that BDCs primarily invest in companies that may be considered medium- or small-capitalization companies.

Comment 28: Also under “Principal Risks of Investing in the Fund,” to the extent the Fund significantly invests in these financial instruments, please disclose the risks of investing in subscription rights, warrants, and convertible securities.

Karen Rossotto, Esq.

March 18, 2014

Response: The Fund will not significantly invest in subscription rights, warrants, or convertible securities.

Comment 29: “Debt Securities Risk” is listed as a principal risk under “Principal Risks of Investing in the Fund.” The disclosure does not, however, describe the risks associated with investments in high yield debt securities (junk bonds). Please revise the disclosure to incorporate those risks.

Response: “Principal Risks of Investing in the Fund” has been revised to include “High Yield (“Junk”) Bond Risk,” and the accompanying disclosure describes the risks associated with investments in high yield debt securities (junk bonds).

Comment 30: “Credit Risk of Underlying Investments” is listed as a principal risk under “Principal Risks of Investing in the Fund.” The disclosure does not, however, discuss how BDCs’ debt investments are generally considered to be below investment grade. Please revise the disclosure accordingly.

Response: The disclosure accompanying “Credit Risk of Underlying Investments” under “Principal Risks of Investing in the Fund” has been revised to discuss how BDCs’ debt investments are generally considered to be below investments grade.

Comment 31: If the Fund invests in a BDC, and the BDC’s investment adviser or another third-party has contractually agreed to pay the BDC’s expenses to a certain extent, the acquired fund fees and expenses paid by the Fund’s shareholders may increase if the BDC’s contractual agreement is terminated or ends. In addition, the acquired fund fees and expenses paid by the Fund’s shareholders may increase further if the other party to the contract seeks to recoup any previously waived fees or paid expenses. Please disclose these risks under “Principal Risks of Investing in the Fund.”

Response: The requested disclosure has been added to the disclosure accompanying “Investments in other Investment Companies Risk” under “Principal Risks of Investing in the Fund.”

Management

Comment 32: The first paragraph under “Management,” beginning on page 10, states: “A discussion regarding the basis for the Board of Trustee’s [sic] . . . approval of the advisory and sub-advisory agreements will be contained in the Fund’s first semi-annual report to shareholders, when available.” Please disclose the period covered by the first semi-annual report, if known.

Karen Rossotto, Esq.

March 18, 2014

Response: The requested disclosure has been incorporated under “Management.”

Comment 33: On page 11, the last paragraph under “Management–—Sub-Adviser” states: “Additional information about accounts managed by the portfolio managers and their ownership of securities in the Fund is available in the SAI of Realty Capital Income Funds Trust (the “Trust”). Please revise this paragraph to track the corresponding language found in Item 10(a)(2) of Form N-1A.

Response: The last paragraph under “Management—Sub-Adviser” has been revised to track the corresponding language found in Item 10(a)(2) of Form N-1A.

Other Comments

Comment 34: Please confirm that the Fund’s prospectus for the Advisor Class shares will be revised in response to the comments above.

Response: The Fund’s prospectus for the Advisor Class shares has been revised to conform to the Registrant’s responses above.

Statement of Additional Information

Comment 35: On page 2, the last paragraph under “Investment Policies—Fundamental Investment Policies” states:

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by the 1940 Act, as described below.

Please revise this disclosure to describe how the Investment Company Act of 1940 affects the asset coverage requirement applicable to borrowings. Specifically, the disclosure should state that the Fund has three days to return to its limits under its fundamental investment policies.

Response: The requested disclosure has been incorporated into the Statement of Additional Information.

Karen Rossotto, Esq.

March 18, 2014

Comment 36: If the Funds will be selling Credit Default Swaps, please confirm to the Staff that the positions will be covered.

Response: The Funds will not sell Credit Default Swaps.

Comment 37: The section titled “Management of the Funds—Qualifications and Experience of the Trustees,” beginning on page 36, describes the qualifications and experiences of each member of the Board of Trustees. Please review the Form requirements and confirm that the disclosure is appropriate. If not, please revise or supplement the disclosure accordingly.

Response: The referenced disclosure under “Management of the Funds—Qualifications and Experience of the Trustees” has been revised to conform to the Form requirements.

Comment 38: Page 37, under “Management of the Funds—Board Committees, Audit Committee,” states: “The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Exchange Act.” Please revise this disclosure to state whether the Audit Committee will or will not consider shareholder nominees.

Response: The referenced disclosure under “Management of the Funds—Board Committees, Audit Committee” has been revised to better explain the Trustees’ qualifications and experience.

Other Comments

Comment 39: Please confirm that all omitted information in the commented upon prospectuses and the statement of additional information will be provided by post-effective amendment or by a Rule 497 filing prior to the funds being offered to the public.

Response: The Registrant confirms that all omitted information in the commented upon prospectuses and the statement of additional information will be provided by post-effective amendment or by a Rule 497 filing prior to the funds being offered to the public.

*     *     *     *

Karen Rossotto, Esq.

March 18, 2014

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	John H. Grady, AR Capital Steven B. Boehm, Sutherland